                                                                 FILE NO. 69-250



                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM U-3A-2/A


                      Statement by Holding Company Claiming
                      Exemption under Rule U-3A-2 from the
                    Provisions of the Public Utility Holding
                               Company Act of 1935




                      To be Filed Annually Prior to March 1



TECO Energy, Inc., TECO Power Services Corporation and Hardee Power I, Inc., hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submit the following information:

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The following for TECO Energy, Inc.'s Form U-3A-2 for the year ended 2002, filed with the Securities and Exchange Commission on February 28, 2002, is hereby amended to update 2001 data of page 35 to 2002 data, and to update the year heading in Exhibit A, page 5.

         TPS Hawaii, Inc. had invested $12.8 million in Hamakua A, LLC., and $1.4 million in Hamakua Energy Partners, LP.

         TPS Hamakua, Inc. had invested ($10,735) in Hamakua Energy Partners,
         LP.

         Hamakua A, LLC had invested $14.1 million in Hamakua Energy Partners,
         LP.

         12. Frontera Generation Limited Partnership At December 31, 2002:

         TECO Power Services Corporation had invested $953.8 million in TECO Power Ventures, Inc.

         TECO Power Ventures, Inc. had invested $953.8 million in TPS TriCo,
         LLC.

         TPS TriCo, LLC had invested $2.8 million in TPS Tejas GP, LLC.

         TPS TriCo, LLC had invested $273.0 million in TPS Tejas LP, LLC.

         TPS Tejas GP, LLC had invested $2.8 million in Frontera Generation Limited Partnership.

         TPS Tejas LP, LLC had invested $273.0 million in Frontera Generation Limited Partnership.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Total capitalization of TCAE at Dec. 31, 2002 was $22.1 million. Total earnings of TCAE for the year ended December 31, 2002 were $8.7 million. TPS Guatemala One's portion of the earnings of TCAE for the year ended Dec. 31, 2002 was $8.3 million.

         Total capitalization of EEGSA at Dec. 31, 2002 was $427.6 million. Total earnings of EEGSA for the year ended Dec. 31, 2002 were $20.8 million.

         Total capitalization of CGESJ at Dec. 31, 2002 was $13.4 million. Total earnings of CGESJ at Dec. 31, 2002 were $19.2 million.


                                       35

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                                                                       Exhibit A
                                                                    Page 5 of 20

                             TECO DIVERSIFIED, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002
                              (thousand of dollars)

                                                                                           TECO                           TECO
                                           TECO        TECO        TECO       TECO      Diversified                    Diversified
                                        Solutions      Coal      Transport    CBM          Parent       Eliminations  (Consolidated)
                                        -------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and Cash Equ.                   $   2,683    $  2,507    $    380    $    267    $     299     $        --      $    6,136
   Restricted Cash                             --          --          --          --           --              --              --
   Short Term Inv.                             --           6          --          --           --              --               6
   Receiv. less allow for uncollect.      153,446      43,441     154,834     103,545      116,914              (1)        572,179
   Interest Receivable Affiliates              --          --          --          --           --              --              --
   Current Derivative Asset                 4,349          --       1,448          --           --              --           5,797
   Inventories at average cost:                                                                                                 --
      Fuel                                  9,856      16,635          --          --           --              --          26,491
     Materials & Supplies                      61       5,513      15,592          --           --              --          21,166
   Prepayments                              1,492       7,103       2,211          --           --              --          10,806
                                        -------------------------------------------------------------------------------------------
                                          171,887      75,205     174,465     103,812      117,213              (1)        642,581

Investment in subsidiaries                     --          --          --          --      457,079        (457,079)             --

Property, plant & equip. orig cost
   Utility plant in svc - ele                  --          --          --          --           --              --              --
   Utility plant in svc - gas                  --          --          --          --           --              --              --
   CWIP                                       534       7,514       8,841          --           --              --          16,889
   Other property                          28,530     298,080     508,952          --           --              --         835,562
                                        -------------------------------------------------------------------------------------------
                                           29,064     305,594     517,793          --           --              --         852,451
   Less Accum. Depr.                        4,651     140,560     337,817          --           --              --         483,028
                                        -------------------------------------------------------------------------------------------
                                           24,413     165,034     179,976          --           --              --         369,423
Other Assets
   Intangible Asset                         4,465          --          --          --           --              --           4,465
   Goodwill                                39,143          --          --          --           --              --          39,143
   Long Term Derivative Asset                  36          --          --          --           --              --              36
   Other investments                       51,764          --          --          --           --              --          51,764
   Deferred income tax                     (1,136)     11,491         125          --           --              --          10,480
   Deferred charges & other assets          7,563      31,772         552          --            2              --          39,889
                                        -------------------------------------------------------------------------------------------
                                          101,835      43,263         677          --            2              --         145,777
                                        -------------------------------------------------------------------------------------------
                                        $ 298,135    $283,502    $355,118    $103,812    $ 574,294     $  (457,080)     $1,157,781
                                        ==========================================================================================